ANNUAL GENERAL MEETING FOR WESTPORT FUEL SYSTEMS INC. 2017-05-15 NOTICE & ACCESS NOTIFICATION TO SHAREHOLDERS WHEN WHERE Wednesday, June 28, 2017 9:00 a.m. (Eastern Time) Westport Fuel Systems Inc. 100 Hollinger Crescent Kitchener, Ontario You are receiving this notification as Westport Fuel Systems Inc. (“Westport Fuel Systems”) has decided to use the notice-and- access method for delivery of meeting materials to its beneficial shareholders. Under notice-and-access, shareholders still receive a proxy or voting instruction form enabling them to vote at the Westport Fuel Systems meeting. However, instead of a paper copy of the Information Circular (as defined below), shareholders receive this notice with information on how they may access such materials electronically. The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and also will reduce the cost of printing and mailing materials to shareholders. Please review the Information Circular prior to voting. BUSINESS OF THE MEETING Shareholders will be asked to consider and vote on the following matters: 1. Receipt of 2016 Financial Statements: the receipt of the audited consolidated financial statements of Westport Fuel Systems for the year ended December 31, 2016, together with the auditors’ report on those statements. Information respecting the receipt of 2016 financial statements may be found in the “Matters to be Acted Upon – Receipt of 2016 Financial Statements” section of the Information Circular. 2. Election of directors: the election of directors of Westport Fuel Systems for the next year. Information respecting the election of directors may be found in the “Matters to be Acted Upon - Election of Directors” section of the Information Circular. 3. Appointment of auditors: the appointment of auditors for Westport Fuel Systems for the next year and the authorization of the directors to fix their remuneration. Information respecting the appointment of KPMG LLP may be found in the “Matters to be Acted Upon - Appointment of Auditors” section of the Information Circular. The specific details of the matters are set forth in the Management Information Circular dated May 8, 2017 (the “Information Circular”). Shareholders are reminded to review the meeting materials prior to voting. BENEFICIAL HOLDERS Beneficial Holders are asked to register their vote by using the one of the following methods at least one business day in advance of the proxy deposit date noted on your voting instruction form: INTERNET: www.proxyvote.com TELEPHONE: 1-800-474-7493 (ENGLISH) OR 1-800-474-7501 (FRENCH) MAIL: The voting instruction form may be returned by mail in the envelope provided. Nancy Gougarty Chief Executive Officer May 8, 2017 WEBSITES WHERE MEETING MATERIALS ARE POSTED PAPER COPIES OF THE MEETING MATERIALS Materials can be viewed online at www.SEDAR.com or at the following internet address: http://wfsinc.com/investors/financial-information/ Beneficial shareholders may request that paper copies of the meeting materials be sent to them by postal delivery at no cost by dialing 1-844-718-2046. Requests must be received by no later than 4:00 pm Pacific Time, Wednesday, June 14, 2017, in order to receive the meeting materials in advance of the meeting date. Requests for meeting material may be made up to one year from the date the Information Circular was filed on SEDAR. QUESTIONS Shareholders with questions about Westport Fuel Systems Annual General Meeting, or about notice-and-access, can reach Westport Fuel Systems Investor Relations team at 1-844-718-2046 or invest@wfsinc.com. By order of the Board of Directors of Westport Fuel Systems Inc.,